Exhibit 2

Elbit Systems Ltd.
Monitoring Report | January 2017
(Unofficial English Translation)

Contacts:
Avi Ben-Noon, Head of Financial Institutions – Primary Rating Assessor
avib@midroog.co.il

Sigal Issachar, VP, Head of Corporate Finance
i.sigal@midroog.co.il

Midroog

Elbit Systems Ltd.

Outlook: Stable	Aa1.il	Series Rating
Midroog affirms Elbit Systems Ltd. (“Elbit” or "the Company") Aa1.il series A notes rating. Rating Outlook is stable.
The notes rated by Midroog:

Series	ISIN	Rating	Outlook	Maturity
A	1119635	Aa1.il	Stable	June 30, 2016
Summary of Rating Considerations

The rating is supported by the Company's leading business position in the Israeli defense industry and in niche defense segments around the world. The Company's positioning is based on a wide scope of operations, geographical diversification and broad product range, supporting stability of income over global defense budget cycles. The Company's relative advantages stem from its ability to develop relevant technological solutions in line with changes in the global defense industry, together with its strategic importance to the Israeli defense establishment. Over time, the Company's growth opportunities stem from the acquisition of companies and operations that contribute to synergy and enhance the added value to customers. Along with a positive track record in mergers and acquisitions, it enters into joint ventures with local players in the countries in which it operates. The Company has a substantial backlog of orders demonstrating a multi-year growth trend, and a stable backlog/sales ratio at about 2.0 over the last five years – a positive factor that contributes to good visibility of revenue generation capacity in the short and medium term. The growth foreseen in the world's most significant defense budget – that of the US Department of Defense, is expected to somewhat moderate the effects of the competition in the industry, but price pressures will remain high.
The global defense industry is characterized, in our opinion, by low-to-medium risk, and is positively affected by long demand cycles and high entry barriers. Over the last two years, security threats to western countries, geopolitical changes and various confrontations may spurr many countries to increase their defense budgets. As a result, the global defense industry is expected to demonstrate renewed growth in the coming years, after several years of erosion of defense budgets, with growth of 3%-5% foreseen in worldwide defense expenditure, according to Moody's forecasts.
In light of the business profile and the range of products on offer which support the present and future battlefield, the Midroog base scenario foresees growth of 3%-4% in the Company's backlog of orders in the short-to-medium term, bolstered by higher defense budgets. The Company's profitability is not notably high relative to the rating level, but notable for its stability, as reflected by the operating profit/income ratio (EBIT%), with profitability rates expected to remain unchanged, in our opinion, given the intensive competition and the need to invest in R&D and marketing. Midroog assesses the Company's ability to streamline as limited, in view of the need to maintain its technological advantages and high-quality manpower.
Over recent years the Company has presented strong and stable funds from operations (FFO), deriving from broad revenue diversification, reasonable profitability and moderate leverage. Coverage ratios are fairly rapid and have improved in the last few years due to a gradual decrease in debt, against a background of moderate acquisition activity and a certain increase in profitability. We estimate that in the short term the Company will maintain the present level of debt, and that in the absence of mergers and acquisitions,

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the ratios of adjusted debt coverage to EBITDA and to FFO will be in the range of 1.2 to 1.5 and 1.4 to 1.9, respectively. In the medium-to-long term we take into account that the Company may funnel the FCF as well as a certain increase in debt to acquisitions, and expect the Company to maintain rapid coverage ratios that are commensurate with the rating. The rating is supported by good liquidity and financial flexibility due to liquid balances and substantial available credit lines relative to the annual debt service, as well as an expected positive FCF in the coming 12 months and ready access to financing sources.
The stable rating outlook is based on our assessment of an improvement in the Company's business environment, supporting its financial profile and preventing significant deviation from the forecast range.
Elbit Systems Ltd., Key Financial Figures (USD millions)

	9M 2016	9M 2015	FY 2015	FY 2014	FY 2013	FY 2012	FY 2011
Revenues	2,306	2,221	3,108	2,958	2,925	2,889	2,817
Operating profit (before other and/or nonrecurring income)	194	191	269	241	239	203	116
% operating profit	8.4%	8.6%	8.6%	8.1%	8.2%	7.0%	4.1%
Net profit	171	143	207	179	191	170	90
Adjusted debt*	650	613	607	704	691	755	770
Adjusted debt/cap	29%	30%	30%	36%	36%	42%	45%
EBITDA	283	281	391	363	369	342	266
FFO	249	259	367	254	319	308	252
Adjusted debt/EBITDA	1.7	1.6	1.6	1.9	1.9	2.2	2.9
Adjusted debt/FFO	1.8	2.0	1.7	2.8	2.2	2.5	3.1
*Adjusted debt includes the fair value of the hedging component on shekel debt + excess of liabilities over compensation fund.
Detailed Rating Considerations

Moderate-to-low industry risk; expectations for growth in the global defense budget in the short-to-medium term
The scope of activity in the defense industry correlates highly with government defense budgets, which are characterized by relatively long cycles. A change in trend may occur due to unforeseen security confrontations (as has actually occurred in the last two years).
Moody's forecasts a 3%-5% increase in global defense expenditures in 2017-18, further to a moderate increase of 0.8% in 2015 following an extended contraction during 2011-2014. The forecast for defense budgets around the world is supported by an increase in the US defense budget, higher expenditures by NATO members as part of efforts to protect and guard national borders against the rise in geopolitical risks, ongoing confrontations and instability in the Middle East, tensions between Russia and the west, terror incidents in different geographical regions and isolationist tendencies in several key countries.
Recent developments in defense concepts, as reflected in the spending priorities set by the US Department of State and Western European defense budgets, which put greater emphasis on asymmetrical warfare in several parallel arenas, use of drones, intelligence, surveillance and patrolling and cyber warfare, support the Israeli defense industry which fills these needs. We foresee the possibility of continued growth in demand for rapid hi-tech systems, command and control systems, protective gear for the individual soldier, advanced electronic systems and homeland security equipment, at the expense of large military platforms.
The global defense industry is led by US and European giant corporations, which are closely linked to domestic government budgets. This is especially apparent among US corporations, which act as primary

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contractors in defense projects of the US government, which accounts for approximately 40% of the global defense expenditure over time, whereas European corporations are more oriented towards global activity.

Global Defense Spending vs U.S Defense Budget, 2008-2015 (Source: SIPRI)
And Moody's Assessment For World Military Expenditure (2016-2018)
$ Billions
1900
1800
1700
1600
1500
1400
1300
50%
45%
40%
35%
30%
25%
20%
2008
2009
2010
2011
2012
2013
2014
2015
2016E
2017E
2018E
Total global defense spending - Moody's assessment
Total global defense spending
U.S defense spending as percent of total global defense spending

Competition in the industry has intensified in recent years, against the background of the contraction in defense budgets in recent years and ongoing M&A activity. The competition is mainly expressed in downward pressure on selling prices and a shorter time to market.
Other risk characteristics of the industry include: dependence on primary contractors – most defense companies act as subcontractors, in second or third supply tiers, exposing them, as subcontractors, to the competitive positioning of the primary contractors and reducing their pricing flexibility; large, protracted projects, most at a predetermined price, creating exposure to unexpected change in costs and a need for tight project management; a high component of wage costs and fixed overheads, including an R&D component, which weighs on profitability at times of reduced activity and impairs operational flexibility.
Strong business positioning and technological flexibility support a product range suited to the future battlefield concept
The Company's business profile is supported by a large scale of operations, with total sales of USD 3.2 billion in the last four quarters. Revenue is widely diversified over four principal operating segments: airborne systems (39% of revenues in the four quarters up to September 30, 2016); C4ISR systems (38%); land vehicle systems (11%), and electro optical systems (9%). The Company geographically diversified, with 80% of its revenues over the years deriving from exports (26% of sales in the four quarters up to September 30, 2016 derive from North America, and 18%, 19% and 13% from Europe, Latin America and Pacific Asia, respectively).
The business profile is further supported by a wide geographical spread and diversity of customers – apart from the Israeli Ministry of Defense, which is a significant customer – characterized by high financial strength and mostly by a long-term relationship with the Company. The Company's wide business diversification within the defense industry contributes to the stability of its revenues over the industry's economic cycle. The Company's ability to generate revenues is high, in our opinion, and supported by a product profile in the field of defense electronics that is suited to the challenges of the future battlefield, as discussed above, and to the expected growth in western defense budgets, and by relevant solutions for emerging markets with a high growth potential. The Company has relatively high R&D expenses, which support continued retention of its technological edge and ability to provide solutions suited to the needs of military and homeland security organizations. The Company has proven experience in mergers and acquisitions, creating synergy and enabling the business development of complementary technologies, while consolidating a strategy of penetration and focus on growing markets.

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The Company has a good reputation, as well as senior strategic status in the Israeli defense establishment, which provides a testing ground for new products and technologies, and gives its products and services a good reputation in the world. . On the other hand, intensifying competition in the industry due to budget constraints in recent years and the Company's status as subcontractor in many export projects could adversely affect the pricing of future projects and consequent profitability, as well as product time to market, and cause as well schedule overruns.
Strong backlog conferring good revenue visibility, contrasted with unfavorable (although improved) profitability rates
The Company has a substantial backlog of orders amounting to USD 6,836 million as of September 30, 2016, up 4% from the end of 2015. The backlog/revenue ratio, which has stood at 2.0 in recent years, confers high visibility on revenues and provides good protection against unexpected changes in the business environment in the short-to-medium terms. The broad diversification of the backlog among geographical regions and different projects somewhat moderates the industry's cycle risk and supports revenue stability over the long term.
Profitability is moderate relative to the rating level, although gross and operating profitability rates are stable and have been trending upward in recent years, ranging between 28%-29% and 7.0%-8.6%, respectively, in 2012-2015. In our assessment, the Company's profitability is characterized by relatively low operating flexibility. The Company's technological advantage and ability to provide innovative and relevant solutions derive from its high expenses in R&D, which is a central component of the cost structure (the net R&D rate, excluding external participation in R&D, stands at an average of 7.7% in the last three years).

Elbit Backlog vs. World Military Expenditure (Sourse: SIPRI)

B $
B $
7.0
6.0
5.0
4.0
3.0
2.0
1900
1800
1700
1600
1500
1400
1300
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
30.9.16 LTM
Total global defense spending (Sb)
Elbit Baklog (Sb)

Midroog estimates that R&D costs will remain high in the short-to-medium term, in light of the Company's strategy to maintain its business positioning in the industry and its relative advantages. We consider the Company's streamlining capacity to be limited, in view of the need for retention of high-quality manpower and technological innovation, which contribute to its ability to compete in the industry, together with a continuous requirement for flexibility and the ability to provide dynamic solutions for changing needs.
The Midroog base scenario assumes a 3%-4% increase in revenues in the short-to-medium term, derived from the growth in the backlog in the past year as well as expectations for continued growth at a similar rate, based on our estimate of growth in aggregate global defense expenditure, taking into account the variance in our assessment for the different geographical regions. In addition, we assume continued strong competition, with increasing pressure to stay on schedule, adhere to budgets and shorten the time to market, which will necessitate continued investment in R&D and marketing.

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Operating profit rates within this time range are expected to be in the range of 7.5%-8.5%. Along with the threat to profitability, we identify competitive pressure as well as a certain degree of exposure to exchange rate fluctuations.
Cash flow generation is expected to remain robust and stable, conferring coverage ratios commensurate with the rating level
According to the Midroog base scenario, the Company is expected to present operating profit (before other income) net of depreciation and amortization (EBITDA) of USD 390-400 million in 2016-2017 (USD 393 million in the four quarters up to September 30, 2016) and FFO of USD 320-340 million.
The Company recorded a decrease in its financial debt in recent years, attributable to more moderate M&A activity and lower investment needs relative to the operating cash flow. The amount of the financial debt also derives from working capital needs, which increased over the first three quarters of 2016, leading the Company to raise short-term credit with a resulting increase in debt. We assume that the Company will keep up the current level of dividend distributions to shareholders at a rate of 35% of the net profit, while making current investments of USD 90-100 million per year. We estimate that the Company will continue to make mergers and acquisitions as part of its growth and expansion strategy. The Midroog base scenario assumes that the Company will maintain the current level of debt in the short term, while accumulating cash from free cash flow (FCF); however, in the medium term the Company may increase the level of debt for financing its expansion.
We expect the adjusted coverage ratios to remain rapid and commensurate with the rating level, with the ratios of adjusted debt coverage to EBITDA and to FFO to stand at 1.2 to 1.5 and 1.4 to 1.9, respectively, during the period of the forecast.
The Company's leverage ratio and capital cushion are reasonable, and derive from an adjusted debt/cap ratio of 29.4% as of September 30, 2016. The leverage ratio supports the Company's ability to absorb unexpected nonrecurring losses. In our estimation, the capital cushion will continue to be built up from the accumulation of net profit beyond dividend payouts.
Favorable liquidity and financial flexibility
The Company's liquidity is supported by strong cash flows from operating activities, fairly moderate investment needs and substantial available credit. The Company also has substantial liquidity balances to meet volatile working capital needs, resulting from the project-based nature of its activity as well as significant scope of advance payments from customers. In our estimation (without assuming further significant acquisitions), the Company will generate in the coming 12 months a strong cash flow that will support the annual debt service and the liquidity buffers, also in view of a relatively undemanding amortization schedule.
The Company has high financial flexibility, in view of a moderate leverage level, diversified financing sources and ready access to financing entities. The Company meets several financial covenants to which it is committed with respect to its debts, with an adequate margin.

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Rating Outlook

Factors that could lower the rating:

•	Continuing erosion in the Company's backlog, impairing its ability to generate revenues.

•	Mergers and acquisitions that significantly increase the leverage ratio and slow the debt service coverage ratios.

•	Extensive dividend distribution that increases the leverage ratio.
About the Company
Elbit Systems Ltd. is an Israeli multinational company that engages directly and through subsidiaries in the development, manufacture, integration and marketing of electronic warfare systems for military air, sea and land use. The Company acts both as a primary contractor for solutions for armies and governments and as a supplier of products and systems to leading defense manufacturers around the world. The Company is 45.8% owned by Michael Federmann (as the ultimate owner), with the remaining percentage held by institutional investors and the public. The Company employs about 12,500 workers, mostly in Israel and the rest in subsidiaries around the world.
Rating History

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Related Reports

Elbit Systems Ltd., Monitoring Report, January 2016
Rating Defense Companies, Methodology, February 2014
Midroog Rating Scale and Definitions
The reports are published on Midroog's website: www.midroog.co.il.

General Information

Date of rating report:	January 12, 2017
Date of last revision of the rating:	January 11, 2016
Date of first publication of the rating:	May 13, 2010
Rating commissioned by:	Elbit Systems Ltd.
Rating paid for by:	Elbit Systems Ltd.

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Local Long-Term Rating Scale

Aaa.il	Issuers or issues rated Aaa.il demonstrate, in Midroog's judgment, the strongest creditworthiness relative to other domestic issuers.
Aa.il	Issuers or issues rated Aa.il demonstrate, in Midroog's judgment, very strong creditworthiness relative to other domestic issuers.
A.il	Issuers or issues rated A.il demonstrate, in Midroog's judgment, above-average creditworthiness relative to other domestic issuers.
Baa.il	Issuers or issues rated Baa.il demonstrate, in Midroog's judgment, average creditworthiness relative to other domestic issuers and may possess certain speculative characteristics.
Ba.il	Issuers or issues rated Ba.il demonstrate, in Midroog's judgment, below-average creditworthiness relative to other domestic issuers and may possess speculative characteristics.
B.il	Issuers or issues rated Ba.il demonstrate, in Midroog's judgment, weak creditworthiness relative to other domestic issuers and possess speculative characteristics.
Caa.il	Issuers or issues rated Caa.il demonstrate, in Midroog's judgment, very weak creditworthiness relative to other domestic issuers and possess very significant speculative characteristics.
Ca.il	Issuers or issues rated Ca.il demonstrate, in Midroog's judgment, extremely weak creditworthiness and are very near default, with some prospect for recovery of principal or interest.
C.il	Issuers or issues rated C.il demonstrate, in Midroog's judgment, the weakest creditworthiness and are typically in default, with little prospect for recovery of principal or interest.
Note: Midroog appends numerical modifiers 1, 2, and 3 to each rating category from Aa.il to Caa.il. The modifier 1 indicates that the bond ranks in the higher end of its rating category, which is denoted by letters; the modifier 2 indicates that it ranks in the middle of its rating category, and the modifier 3 indicates that the bond ranks in the lower end of its rating category, which is denoted by letters.

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